SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934*

                                  Kookmin Bank
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Common Stock, par value Korean Won 5,000 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    50049M109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                               New York, NY 10004
                                 (212) 902-1000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 21, 2002
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------
CUSIP No. 50049M109
----------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Goldman Sachs Group, Inc.

    2      =====================================================================


           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |_|

    3      SEC USE ONLY


    4      SOURCE OF FUNDS

           AF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                   |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES                  0
 BENEFICIALLY OWNED BY
    EACH REPORTING            8       SHARED VOTING POWER
       PERSON
        WITH                          18,125,643


                              9       SOLE DISPOSITIVE POWER

                                      0

                             10       SHARED DISPOSITIVE POWER

                                      18,125,643

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           18,125,643

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                     |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.5%

   14      TYPE OF REPORTING PERSON

           CO, HC

----------------------
CUSIP No. 50049M109
----------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Goldman Sachs (Asia) L.L.C.

    2      =====================================================================


           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |_|

    3      SEC USE ONLY


    4      SOURCE OF FUNDS

           AF, WC, OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                   |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES                  0
 BENEFICIALLY OWNED BY
    EACH REPORTING            8       SHARED VOTING POWER
       PERSON
        WITH                          18,125,643


                              9       SOLE DISPOSITIVE POWER

                                      0

                             10       SHARED DISPOSITIVE POWER

                                      18,125,643

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           18,125,643

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                     |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.5%

   14      TYPE OF REPORTING PERSON

           OO

----------------------
CUSIP No. 50049M109
----------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Goldman Sachs Capital Koryo Gen Par, L.L.C.

    2      =====================================================================


           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |_|

    3      SEC USE ONLY


    4      SOURCE OF FUNDS

           AF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                   |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES                  0
 BENEFICIALLY OWNED BY
    EACH REPORTING            8       SHARED VOTING POWER
       PERSON
        WITH                          18,108,151


                              9       SOLE DISPOSITIVE POWER

                                      0

                             10       SHARED DISPOSITIVE POWER

                                      18,108,151

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           18,108,151

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                     |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.5%

   14      TYPE OF REPORTING PERSON

           OO

----------------------
CUSIP No. 50049M109
----------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Goldman Sachs Capital Koryo, L.P.

    2      =====================================================================


           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |_|

    3      SEC USE ONLY


    4      SOURCE OF FUNDS

           AF, WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                   |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           Cayman Islands

                              7       SOLE VOTING POWER

    NUMBER OF SHARES                  0
 BENEFICIALLY OWNED BY
    EACH REPORTING            8       SHARED VOTING POWER
       PERSON
        WITH                          18,108,151


                              9       SOLE DISPOSITIVE POWER

                                      0

                             10       SHARED DISPOSITIVE POWER

                                      18,108,151

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           18,108,151

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                     |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.5%

   14      TYPE OF REPORTING PERSON

           PN

----------------------
CUSIP No. 50049M109
----------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Goldman Sachs Capital Chosun Ltd..

    2      =====================================================================


           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |_|

    3      SEC USE ONLY


    4      SOURCE OF FUNDS

           AF, WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                   |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           Labuan, Malaysia

                              7       SOLE VOTING POWER

    NUMBER OF SHARES                  0
 BENEFICIALLY OWNED BY
    EACH REPORTING            8       SHARED VOTING POWER
       PERSON
        WITH                          7,526,882


                              9       SOLE DISPOSITIVE POWER

                                      0

                             10       SHARED DISPOSITIVE POWER

                                      7,526,882

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,526,882

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                     |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.4%

   14      TYPE OF REPORTING PERSON

           CO

----------------------
CUSIP No. 50049M109
----------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Goldman Sachs Capital Shilla Ltd..

    2      =====================================================================


           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |_|

    3      SEC USE ONLY


    4      SOURCE OF FUNDS

           AF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                   |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           Labuan, Malaysia

                              7       SOLE VOTING POWER

    NUMBER OF SHARES                  0
 BENEFICIALLY OWNED BY
    EACH REPORTING            8       SHARED VOTING POWER
       PERSON
        WITH                          10,581,269


                              9       SOLE DISPOSITIVE POWER

                                      0

                             10       SHARED DISPOSITIVE POWER

                                      10,581,269

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,581,269

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                     |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.2%

   14      TYPE OF REPORTING PERSON

           CO

The Statement on Schedule 13D of The Goldman Sachs Group, Inc., Goldman Sachs
(Asia) L.L.C., Goldman Sachs Capital Koryo Gen Par, L.L.C., Goldman Sachs Capital Koryo, L.P., Goldman Sachs Capital Chosun Ltd., and Goldman Sachs Capital Shilla Ltd., dated November 14, 2001, relating to the common stock, par value Korean Won 5,000 per share, of Kookmin Bank, a Republic of Korea corporation, as amended by Amendment No. 1 filed on June 7, 2002, is hereby amended and restated as set forth in this Amendment No. 2. This Amendment No. 2 is being filed in connection with the offering by Goldman Sachs Capital Chosun, Ltd. on June 21, 2002 of 13,200,000 American depositary shares, representing 13,200,000 shares of such common stock pursuant to a resale registration statement filed on June 4, 2002 with the Securities and Exchange Commission by Kookmin Bank on Form F-1, as amended by Amendment No. 1 filed on June 18, 2002. See "Offerings of Securities" under Item 4 below.

Item 1.            Security and Issuer.

                  This statement on Schedule 13D relates to the common stock, par value Korean Won 5,000 per share (the "Common Stock"), of Kookmin Bank, a Republic of Korea corporation (the "Company"). The principal executive offices of the Company are located at 9-1, 2-Ga, Namdaemoon-ro, Jung-gu, Seoul, Korea 100-703.

                  The Company is a new corporation resulting from the merger between old Kookmin Bank, a Republic of Korea corporation ("Old Kookmin"), and H&CB, a Republic of Korea commercial bank principally engaged in mortgage lending and retail banking. This merger was completed on November 1, 2001.

Item 2.           Identity and Background.

                  This statement is being filed jointly by The Goldman Sachs Group, Inc. ("GS Group"), Goldman Sachs (Asia) L.L.C. ("GS Asia"), Goldman Sachs Capital Koryo Gen Par, L.L.C. ("GS Koryo Gen Par"), Goldman Sachs Capital Koryo, L.P. ("GS Koryo LP"), Goldman Sachs Capital Chosun Ltd. ("GS Chosun"), and Goldman Sachs Capital Shilla Ltd. ("GS Shilla") (GS Group, GS Asia, GS Koryo Gen Par, GS Koryo LP, GS Chosun and GS Shilla, collectively, the "Filing Persons").1

                  Each of GS Chosun, GS Shilla and GS Koryo LP was formed for the purpose of investing in the securities of the Company pursuant to the transactions described in Items 3 through 6 of this Schedule 13D. GS Chosun and GS Shilla, each a Labuan corporation, are direct wholly owned subsidiaries of GS Koryo LP, a Cayman Islands exempted limited partnership. GS Koryo Gen Par, a Delaware limited liability company, is the sole general partner of GS Koryo LP. GS Asia is a Delaware limited liability company, which serves as the investment manager for GS Koryo LP. All the interest in each of GS Koryo Gen Par and GS Asia is owned by GS Group directly or indirectly through wholly owned subsidiaries. GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization.

--------
1 Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.


                  The principal business address of each Filing Person (other than GS Group) is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong, People's Republic of China. The principal business address of GS Group is 85 Broad Street, New York, NY 10004.

                  The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in
Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director of GS Asia are set forth in Schedule II hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Koryo Gen Par, the sole managing general partner of GS Koryo LP, are set forth in
Schedule III hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Chosun are set forth in Schedule IV hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and/or executive officer of GS Shilla are set forth in Schedule V hereto and are incorporated herein by reference.

                  During the last five years, none of the Filing Persons, nor, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I to V hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                  The Filing Persons have entered into a Joint Filing Agreement, dated as of November 26, 2001, a copy of which is attached hereto as Exhibit 1.

Item 3.           Source and Amount of Funds or Other Consideration.

                  On May 27, 1999, GS Koryo LP and Old Kookmin entered into an Investment Agreement (the "Investment Agreement"), pursuant to which GS Koryo LP agreed to purchase from Old Kookmin, and Old Kookmin agreed to issue and sell to GS Koryo LP, (i) 30,000,000 shares of Old Kookmin's common stock, par value Korean Won 5,000 per share, at an aggregate purchase price of Korean Won 360 billion and (ii) U.S. $200 million principal amount of its 3% Subordinated Convertible Bonds Due 2005 (the "Convertible Bonds") convertible into Common Stock. The Convertible Bonds were issued pursuant to an Indenture, dated June 14, 1999, between Old Kookmin and The Bank of New York, as trustee (the "Indenture"), which is filed as Exhibit 3 hereto and is incorporated by reference herein. At or about November 1, 2001, the date of the merger of Old Kookmin and H&CB, the Company and The Bank of New York, as trustee, entered into a Supplemental Indenture (the "Supplemental Indenture") confirming the assumption by the Company of the obligations of Old Kookmin under the Indenture.

                  On September 4, 2001, Old Kookmin and GS Koryo LP entered into an agreement (the "Amended Investment Agreement") to amend and restate the Investment Agreement to eliminate those provisions of the Investment Agreement that would no longer be applicable after the completion of the merger of Old Kookmin and H&CB. Pursuant to the terms of the Amended Investment Agreement, the Company is bound by the provisions of the Amended Investment Agreement applicable to Old Kookmin. The Amended Investment Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference.

                  On June 11, 1999, GS Koryo LP and GS Chosun entered into an Assignment and Assumption Agreement whereby GS Koryo LP assigned to GS Chosun, pursuant to Section 11.09 of the Investment Agreement, its rights to purchase shares of common stock of Old Kookmin, and GS Chosun assumed the obligation to pay the purchase price therefor. On June 14, 1999, GS Koryo LP and GS Chosun executed a Loan Agreement whereby GS Koryo LP made a loan to GS Chosun in the amount of Korean Won 360 billion to be used by GS Chosun to pay the purchase price for the shares of common stock of Old Kookmin, in consideration of which GS Chosun issued a Secured Demand Promissory Note evidencing the loan under the Loan Agreement and pursuant to which GS Chosun granted to GS Koryo LP a first-priority security interest in the purchased common stock and certain additional collateral.

                  On June 11, 1999, GS Koryo LP and GS Shilla entered into an Assignment and Assumption Agreement whereby GS Koryo LP assigned to GS Shilla, pursuant to Section 11.09 of the Investment Agreement, its rights to purchase the Convertible Bonds, and GS Shilla assumed the obligation to pay the purchase price therefor. On June 14, 1999, GS Koryo LP and GS Shilla executed a Loan Agreement whereby GS Koryo LP made a loan to GS Shilla in the amount of U.S. $200 million to be used by GS Shilla to pay the purchase price for the Convertible Bonds, in consideration of which GS Shilla issued a Secured Demand Promissory Note evidencing the loan under the Loan Agreement and pursuant to which GS Shilla granted to GS Koryo LP a first-priority security interest in the Convertible Bonds and certain additional collateral.

                  GS Koryo LP received its cash from contributions by its partners.

                  On November 2, 1999, GS Chosun purchased 3,013,348 shares of common stock of Old Kookmin in a rights offering by Old Kookmin at a purchase price of $9.4978 per share, and the conversion rate of the Convertible Bonds was adjusted to account for dilution.

                  On April 23, 2001, Old Kookmin and H&CB, a Korean commercial bank principally engaged in mortgage lending and retail banking, entered into a merger agreement pursuant to which the two banks agreed to merge by combining into a new corporation to be named "Kookmin Bank" referred to herein as the Company. On November 1, 2001, such agreed upon merger was completed.

                  As a result of the merger, (a) holders of Old Kookmin common stock received one share of Common Stock of the Company for every 1.688346 shares of common stock they owned in Old Kookmin, and holders of Old Kookmin global depositary shares received one American depositary share of the Company for every 1.688346 global depositary shares they owned; and (b) holders of H&CB common stock received one share of Common Stock of the Company for every share of common stock of H&CB they owned, and holders of H&CB American depositary shares received one American depositary share of the Company for every two American depositary shares they owned. Accordingly, GS Chosun received 19,553,663 shares of Common Stock of the Company for the shares of common stock of Old Kookmin that GS Chosun held prior to the Merger, and the Convertible Bonds held by GS Shilla became convertible into 10,046,347 shares of Common Stock of the Company. As a result of a stock dividend of 6% distributed by the Company on April 3, 2002 to its stockholders of record as of December 31, 2001 and other adjustment events, the conversion price was adjusted and the Convertible Bonds held by GS Shilla are currently convertible into 10,581,269 shares of Common Stock of the Company.

                  In addition, as a result of the merger, GS Asia and certain affiliated broker-dealers wholly owned by GS Group received 897,445 shares of Common Stock in exchange for the shares of common stock of H&CB and Old Kookmin held by them prior to the merger.

                  On November 14, 2001, a wholly owned subsidiary of GS Asia purchased 9 shares of Common Stock for its own account at a purchase price of Korean Won 42,100 per share to satisfy a regulatory obligation on the part of Korean broker-dealers to buy for their own account stock in odd-lot trades.

Item 4.           Purpose of Transaction.

GENERAL

                  The purpose of the acquisition of the shares of Common Stock and the Convertible Bonds (collectively, the "Securities") of the Company by GS Koryo LP, GS Chosun and GS Shilla is to acquire an equity interest in the Company. Pursuant to the Amended Investment Agreement, GS Koryo LP has certain rights in respect of governance, securities offerings and other matters relating to the Securities, which are described more fully below.

                  The acquisition of shares of Common Stock by GS Asia and certain other broker-dealers wholly owned by GS Group was made in the ordinary course of their business.

GOVERNANCE RIGHTS

                  The Amended Investment Agreement provides GS Koryo LP with the following governance rights:

                  Board Representation. (a) Before any meeting of the stockholders of the Company at which the term of any Purchaser Nominee (defined in the Amended Investment Agreement as each of the nominees designated by GS Koryo LP for election to the board of directors of the Company) serving on the board of directors of the Company is scheduled to expire, GS Koryo LP will be entitled to designate a Purchaser Nominee for election to the board of directors of the Company as a Non-standing Director to replace such Purchaser Nominee.

                  (b) The board of directors of the Company will nominate and recommend for election to the board of directors, and the Company will use its best efforts to cause the election to its board of directors of, any Purchaser Nominee designated by GS Koryo LP pursuant to the preceding paragraph.

                  (c) The board of directors of the Company will use its best efforts to nominate and recommend an additional nominee designated by GS Koryo LP for election to the board of directors as a Non-standing Director when such position becomes available.

                  (d) In the event of the death, disability, resignation or removal of a Purchaser Nominee from the board of directors of the Company, GS Koryo LP will designate a replacement for such director. The board of directors will nominate and recommend such replacement for election or appointment to the board of directors and the Company will use its best efforts to cause such replacement to be elected or appointed to the board of directors at the first ordinary general meeting of stockholders following such designation.

                  (We note that pursuant to these provisions GS Koryo LP has only one nominee serving on the board of directors of the Company. This director is Henry Cornell, who is also a managing director of Goldman, Sachs & Co., a New York limited partnership and an investment banking firm wholly owned by GS Group. At this time, GS Koryo LP has no intention to nominate a second designee to the board of directors of the Company, although it reserves the right to do so.)

                  Appointment of Observer. If GS Koryo LP declines to designate a Purchaser Nominee or the Purchaser Nominee is not elected, GS Koryo LP will be entitled to designate an individual as its observer who will be given notice of and, to the extent permitted by Korean law, be entitled to attend (but not vote at or otherwise participate in) all regular and special meetings of the board of directors of the Company. GS Koryo LP will have the right to change the person designated as the observer at any time in its sole discretion. The Company will enter into a contractual employment arrangement with any observer designated by GS Koryo LP pursuant to which such observer will receive an amount of compensation to be mutually agreed.

                  (We note that at this time GS Koryo LP does not have, and has no intention to designate, an observer to the board of directors of the Company, although it reserves the right to do so.)

                  Director and Officer Indemnification. The Company will provide to each Purchaser Nominee upon his election to the board of directors, indemnification and directors' insurance having terms and provisions no less favorable to such individual than the indemnification and directors' insurance provided to other Non-standing Directors of the Company (including coverage for matters arising in whole or in part out of any matter existing or occurring while such Purchaser Nominee was a director, even though such Purchaser Nominee may no longer be a director at the time any claim for indemnification or coverage under insurance is made).

                  Termination of Representation. The provisions under the subheadings "Board Representation" and "Appointment of Observer" will terminate, and GS Koryo LP will no longer be entitled to designate Purchaser Nominees for election to the board of directors or an observer, at such time as the Minimum Holding Condition is no longer satisfied. The Minimum Holding Condition is defined in the Amended Investment Agreement as the condition that any shares of Common Stock (i) purchased by GS Koryo LP under the Investment Agreement, (ii) issued upon conversion of Convertible Bonds or (iii) received pursuant to a stock split, stock dividend, stock reclassification, merger, exchange, combination, consolidation or other recapitalization by the Company, or the exercise of any subscriptions, options, conversion rights, warrants, or other agreements, securities or commitments of any kind obligating the Company or any of its subsidiaries to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any equity securities of the Company or any of its subsidiaries, distributed to stockholders of the Company generally or the exercise of preemptive rights in respect of such shares, beneficially owned by the Purchaser and each subsidiary of GS Koryo LP (including GS Chosun and GS Shilla) represent, in the aggregate, at least 3% of the Common Stock (including for this purpose all shares of Common Stock issuable upon conversion of Convertible Bonds beneficially owned by GS Koryo LP and its subsidiaries, but excluding shares of Common Stock issued or issuable upon conversion of the 40 million non-voting preferred shares issued by the Company to the Korea Deposit Insurance Corporation in December 1998 with an aggregate par value of Korean Won 200 billion, and all additional preferred shares issued at any time in connection with the exercise of preemptive rights with respect to Preferred Shares).

                  Compliance with Applicable Law. If at any time the obligations of the Company and the rights of GS Koryo LP will be contrary to or inconsistent with applicable law or the Articles of Incorporation of the Company, the Company will use its best efforts to enter into arrangements satisfactory to GS Koryo LP that are permissible under applicable law and the Articles of Incorporation of the Company which secure to GS Koryo LP the benefits conferred upon it by the provisions of the Amended Investment Agreement.

OFFERINGS OF SECURITIES

                  On June 4, 2002, the Filing Persons filed with the Securities and Exchange Commission a resale registration statement on Form F-1 covering 12,650,000 shares of Common Stock and describing GS Chosun's intention to offer up to 12,650,000 American depositary shares (the "ADSs") of the Company, subject to the effectiveness of the resale registration statement and to the satisfaction or waiver of conditions to the closing of an underwriting agreement relating to such offering. On June 18, 2002, the Company filed Post-Effective Amendment No. 1 to the resale registration statement to increase the size of the offering pursuant to Rule 462(b) under the Securities Act to 13,200,000 ADSs, representing 13,200,000 shares of Common Stock. See Item 5(c) below for a description of the offering.

                  Upon request of the Purchaser, the Company will use its reasonable best efforts to assist GS Koryo LP and its affiliates in connection with any proposed offer and sale of any Securities that is not to be registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), including any efforts required to list the Convertible Bonds. The Company will, upon the request of GS Koryo LP, prepare offering documentation in customary form, and enter into an underwriting or purchase agreement containing customary terms and provisions reasonably acceptable to the Company, in connection with such a proposed offer and sale of Securities, and take all such other customary actions as may reasonably be requested to facilitate the offer and sale of such Securities. The Company will not enter into any agreement with respect to the Common Stock that is inconsistent with the preceding sentence.

COVENANTS

                  Bank Mergers. For so long as the Minimum Holding Condition is satisfied, the Company will consult with GS Koryo LP before it or any of its subsidiaries authorizes, enters into or consummates any agreement or understanding with respect to (x) a merger, amalgamation, share exchange or consolidation involving any financial institution (other than a transaction involving solely the Company and/or one or more of its subsidiaries) or (y) the acquisition of a substantial portion of the assets of any financial institution (other than a transaction involving solely the Company and/or one or more of its subsidiaries). If the Company and GS Koryo LP agree that such proposed transaction is in the best interests of the Company and its shareholders, the Company will pursue (or will cause its subsidiaries to pursue) such transaction; if there is no such agreement, the Company will not proceed (and will cause its subsidiaries not to proceed) with such transaction. (We note that Old Kookmin and GS Koryo LP reached such an agreement with respect to the merger between Old Kookmin and H&CB.)

                  Access of Certain Purchaser Affiliates. Certain affiliates of GS Koryo LP will be entitled, from time to time, to discuss with the Company, its officers, directors and independent accountants, and to make proposals, recommendations and suggestions to the Company relating to, the business and affairs of the Company. The Company will consider in good faith all legitimate proposals, recommendations and suggestions made by such affiliates. The Company will permit each such affiliate reasonable access to the properties of the Company and its subsidiaries, and to the books, records and other written information in the possession of the Company relating to its affairs, at all reasonable times.

                  Listing; Reservation. So long as GS Koryo LP holds any of the Securities, the Company will use its best efforts to ensure that the Common Stock continues to be quoted on the Korea Stock Exchange (the "KSE"). In addition, the Purchaser will have the right to request that the Company list the Convertible Bonds on the London Stock Exchange or the Luxembourg Stock Exchange, as determined by the Company. Upon such request being made, the Company will use its best efforts to effect the listing as soon as is reasonably practicable, and GS Koryo LP will cooperate with the Company to effect such listing. GS Koryo LP will pay all costs relating to such listing.

                  Registration Rights. The Company has granted GS Koryo LP demand registration rights exercisable at any time and from time to time on or after the 180th day following the Company's first registered public offering of equity securities in the United States. The Company has also granted GS Koryo LP certain piggyback registration rights subject to customary terms and conditions.

other plans and proposals

                  Except as described above (including without limitation, the description set forth above under "Offerings of Securities") or otherwise described in this Schedule 13D, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

                  Each of the Filing Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Filing Persons (and their respective affiliates) reserves the right, in each case subject to (a) the restrictions contained in the Amended Investment Agreement and (b) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933 or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company,
(ii) sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions, and (iii) cause any of the Filing Persons to distribute in kind to its respective partners or members, as the case may be, shares of Common Stock or other securities owned by such Filing Person. To the knowledge of each Filing Person, each of the persons listed on Schedules I through V hereto may make similar evaluations from time to time or on an ongoing basis.

Item 5.           Interest in Securities of the Issuer.

                  (a) According to the Company's most recent filing on Form F-1 with the Securities and Exchange Commission on June 18, 2002, the total number of shares of Common Stock outstanding as of June 4, 2002 is 317,677,416.

                  As of June 21, 2002, GS Chosun directly owned 7,526,882 shares of Common Stock, representing 2.4% of the outstanding shares of Common Stock.

                  As of June 21, 2002, GS Shilla may be deemed to beneficially own 10,581,269 shares of Common Stock through its beneficial ownership of the Convertible Bonds, representing 3.2% of the outstanding shares of Common Stock.

                  As of June 21, 2002, GS Koryo Gen Par and GS Koryo LP may each be deemed to beneficially own 18,108,151 shares of Common Stock representing 5.5% of the outstanding shares of Common Stock. Such beneficial ownership consists of GS Chosun's direct ownership of 7,526,882 shares of Common Stock and GS Shilla's beneficial ownership of 10,581,269 shares of Common Stock.

                  As of June 21, 2002, GS Group and GS Asia may each be deemed to beneficially own 18,125,643 shares of Common Stock representing 5.5% of the outstanding shares of Common Stock. Such beneficial ownership consists of (i) 18,108,151 shares of Common Stock which may be deemed to be beneficially owned by GS Koryo LP and GS Koryo Gen Par as described above, (ii) 15,956 shares of Common Stock and 1,527 American depositary shares acquired through ordinary course trading activities by GS Asia and affiliated broker-dealers, and (iii) nine American depositary shares held in client accounts with respect to which GS Asia, affiliated broker-dealers or their employees have voting or investment discretion, or both ("Managed Accounts").

                  GS Group and GS Asia each disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by GS Koryo LP to the extent of partnership interests in GS Koryo LP held by persons other than GS Group or its affiliates and (ii) the American depositary shares held in Managed Accounts.

                  None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I through V hereto beneficially owns any shares of Common Stock other than as set forth herein.

                  (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

                  (c) On June 21, 2002, GS Chosun offered 13,200,000 ADSs, representing 13,200,000 shares of Common Stock, pursuant to a resale registration statement filed on Form F-1 with the Securities and Exchange Commission on June 4, 2002, as amended by Amendment No. 1 filed on June 18, 2002. The ADSs are listed on the New York Stock Exchange and each ADS represents one share of Common Stock. The ADSs are evidenced by American depositary receipts and were sold in the offering at a net price of US$46.44 per share (initial price per share of US$48, less an underwriting discount of US$1.56 per share). In connection with the offering, GS Chosun entered into an underwriting agreement with GS Asia, as representative of the underwriters named in the underwriting agreement, and with the Company, pursuant to which, among other things, the underwriters have the option to buy from GS Chosun up to an additional 1,980,000 ADSs within 30 days after June 18, 2002 at a net price of US$46.44 per share (initial price per share of US$48, less an underwriting discount of US$1.56 per share). On June 25, 2002, GS Asia, as representative of the underwriters named in the underwriting agreement, exercised this option to buy from GS an additional 1,277,000 ADSs pursuant to the underwriting agreement. The exercise of the option is currently expected to close on June 28, 2002. Also in connection with the offering, each of GS Koryo LP and its affiliates, including GS Chosun and GS Shilla, have agreed not to sell any Common Stock or ADSs or similar securities that it beneficially owns for 150 days following June 18, 2002 without the prior written consent of GS Asia. GS Chosun has also agreed to pay approximately US$1.8 million of the total expenses of the offering and the underwriters have agreed to pay the remainder.

                  On April 23, 2001, Old Kookmin and H&CB entered into a merger agreement pursuant to which the two banks agreed to merge by combining into a new corporation to be named "Kookmin Bank" referred to herein as the Company. On November 1, 2001, this agreed upon merger was completed. On September 4, 2001, Old Kookmin and GS Koryo LP entered into an agreement (the "Amended Investment Agreement") to amend and restate the Investment Agreement to eliminate those provisions that would no longer be applicable after the completion of the merger. In addition, at or about the date of the merger, the Company and The Bank of New York, as trustee, entered into the Supplemental Indenture confirming the assumption by the Company of the obligations of Old Kookmin under the Indenture. We understand from Korean counsel that this assumption occurred in connection with the merger by operation of law.

                  As a result of the merger, (a) holders of Old Kookmin common stock received one share of Common Stock of the Company for every 1.688346 shares of common stock they owned in Old Kookmin, and holders of Old Kookmin global depositary shares received one American depositary share of the Company for every 1.688346 global depositary shares they owned; and (b) holders of H&CB common stock received one share of Common Stock of the Company for every share of common stock of H&CB they owned, and holders of H&CB American depositary shares received one American depositary share of the Company for every two American depositary shares they owned. Accordingly, GS Chosun received 19,553,663 shares of Common Stock of the Company for the shares of common stock of Old Kookmin that GS Chosun held prior to the merger, and the Convertible Bonds held by GS Shilla became convertible into 10,046,347 shares of Common Stock of the Company. As a result of a stock dividend of 6% distributed by the Company on April 3, 2002 to its stockholders of record as of December 31, 2001, the conversion price was adjusted and the Convertible Bonds held by GS Shilla are currently convertible into 10,581,269 shares of Common Stock of the Company.

                  Schedule VI hereto sets forth the transactions in the Common Stock (and ADSs representing such Common Stock) which were effected during the period from June 5, 2002 through June 21, 2002. Other than the sale of 13,200,000 ADSs to GS Asia by GS Chosun on June 18, 2002 in connection with the offering of such ADSs on June 21, 2002 (as described above in this Item 5(c)), all the transactions set forth on Schedule VI were effected in the ordinary course of business by GS Asia or another wholly-owned broker or dealer subsidiary of GS Group on the Korea Stock Exchange in the case of the Common Stock and on the New York Stock Exchange in the case of the ADSs. Funds for the purchase of shares of Common Stock (or ADSs representing such Common Stock) acquired in ordinary course trading activities came from the working capital of GS Asia or another wholly-owned broker or dealer subsidiary of GS Group. Except as described elsewhere in this Schedule 13D and as set forth on Schedule VI, no transactions in the Common Stock (or ADSs representing such Common Stock) were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I through V hereto, during the period from June 5, 2002 through June 21, 2002.

                  In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, "Goldman Sachs"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of Goldman Sachs. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and
(ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

                  (d) Except for clients of GS Asia or its affiliated broker-dealers who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by any Filing Person.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Company.

                  Certain contracts, arrangements, understandings or relationships among the Filing Persons in connection with the Amended Investment Agreement are described in Item 3 and Item 5 above. Certain contracts, arrangements, understandings or relationships with respect to the offering by GS Chosun of the ADSs are described in Item 4 and Item 5 above. Such descriptions are incorporated by reference into this Item 6.

                  The Filing Persons' interest in the Convertible Bonds is subject to the terms of the Indenture and the Indenture Side Letter, which are attached as Exhibit 3 hereto and are incorporated by reference herein. GS Shilla has the right to convert its Convertible Bonds (or any portion thereof being U.S.$5,000 in principal amount or an integral multiple thereof) into shares of Common Stock of the Company at any time until one month prior to June 14, 2005, the maturity date of the Convertible Bonds. As indicated above, at the current conversion price, the Convertible Bonds would be converted into 10,581,269 shares of Common Stock if converted at this time. The conversion price may be adjusted in certain events, including mergers and issuances of additional shares of Common Stock. They bear interest at the rate of 3.00 per cent per annum and may be redeemed in whole or in part for certain tax reasons prior to their maturity date. Pursuant to the Indenture Side Letter, in the event that the Company intends to redeem outstanding Convertible Bonds in the event of changes in Korean taxes, a holder of Convertible Bonds may elect to retain its Convertible Bonds if it waives its right to receive, in respect of its Convertible Bonds, such additional payments in respect of Korean taxes as would result in the payment to such holder of the amounts of principal, premium (if any) and interest that would otherwise have been receivable by such holder in respect of payments of its Convertible Bonds in the absence of the applicable deduction or withholding. The Supplemental Indenture confirms the assumptions by the Company of Old Kookmin's rights and obligations under the Indenture.

                  Except as set forth in this statement, none of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I through V hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.



Item 7.           Material To Be Filed as Exhibits.

Exhibit 1                        Joint Filing Agreement, dated as of November
                                 26, 2001.*

Exhibit 2 Amended and Restated Investment Agreement, dated as of September 4, 2001, by and among GS Koryo LP and the Company*

Exhibit 3 Indenture and Indenture Side Letter, each dated as of June 14, 1999 relating to Old Kookmin's 3.00% Subordinated Convertible Bonds Due 2005*

Exhibit 4 Power of Attorney, dated as of December 8, 2000 delivered by The Goldman Sachs Group, Inc.*

                                 Exhibit 5 Power of Attorney, dated as of November 23, 2001, delivered by Goldman Sachs
                                 (Asia) L.L.C.*

Exhibit 6 Power of Attorney dated as of November 20, 2001, delivered by Goldman Sachs Capital Koryo, L.P.*

Exhibit 7 Power of Attorney, dated as of November 20, 2001, delivered by Goldman Sachs Capital Koryo Gen Par, L.L.C.*

Exhibit 8 Power of Attorney, dated as of November 20, 2001, delivered by Goldman Sachs Capital Chosun Ltd.*

Exhibit 9 Power of Attorney, dated as of November 20, 2001, delivered by Goldman Sachs Capital Shilla Ltd.*

Exhibit 10 Underwriting Agreement, dated as of June 18, 2001, by and among Kookmin Bank, Goldman Sachs
                                 (Asia) L.L.C., as representative of the
                                 Underwriters named therein, and Goldman Sachs Capital Chosun, Ltd.**


* Previously filed as an exhibit to the Statement on Schedule 13D of The Goldman Sachs Group, Inc., Goldman Sachs (Asia) L.L.C., Goldman Sachs Capital Koryo Gen Par, L.L.C., Goldman Sachs Capital Koryo, L.P., Goldman Sachs Capital Chosun Ltd., and Goldman Sachs Capital Shilla Ltd., dated November 14, 2001, relating to the common stock, par value Korean Won 5,000 per share, of Kookmin Bank, a Republic of Korea corporation.

** Previously filed as an exhibit to the Registration Statement on Form F-1 of Kookmin Bank, dated June 4, 2002, as amended by Amendment No. 1, dated June 18, 2002, relating to the common stock, par value Korean Won 5,000 per share, of Kookmin Bank, a Republic of Korea corporation.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 26, 2002

                           THE GOLDMAN SACHS GROUP, INC.


                           By: /s/ Hans L. Reich
                               ------------------------------------------------
                               Name: Hans L. Reich
                               Title: Attorney-in-fact


                           GOLDMAN SACHS (ASIA) L.L.C.


                           By: /s/ Hans L. Reich
                               ------------------------------------------------
                               Name: Hans L. Reich
                               Title:  Attorney-in-fact


                           GOLDMAN SACHS CAPITAL KORYO, L.P.


                           By: /s/ Hans L. Reich
                               ------------------------------------------------
                               Name: Hans L. Reich
                               Title:  Attorney-in-fact


                           GOLDMAN SACHS CAPITAL KORYO GEN PAR, L.L.C.


                           By: /s/ Hans L. Reich
                               ------------------------------------------------
                               Name: Hans L. Reich
                               Title:  Attorney-in-fact


                           GOLDMAN SACHS CAPITAL CHOSUN LTD.


                           By: /s/ Hans L. Reich
                               ------------------------------------------------
                               Name: Hans L. Reich
                               Title:  Attorney-in-fact


                           GOLDMAN SACHS CAPITAL SHILLA LTD.


                           By: /s/ Hans L. Reich
                               ------------------------------------------------
                               Name: Hans L. Reich
                               Title:  Attorney-in-fact

                                    EXHIBITS

Exhibit 1                        Joint Filing Agreement, dated as of November
                                 26, 2001.*

Exhibit 2 Amended and Restated Investment Agreement, dated as of September 4, 2001, by and among GS Koryo LP and the Company*

Exhibit 3 Indenture and Indenture Side Letter, each dated as of June 14, 1999 relating to Old Kookmin's 3.00% Subordinated Convertible Bonds Due 2005*

Exhibit 4 Power of Attorney, dated as of December 8, 2000 delivered by The Goldman Sachs Group, Inc.*

                                 Exhibit 5 Power of Attorney, dated as of November 23, 2001, delivered by Goldman Sachs
                                 (Asia) L.L.C.*

Exhibit 6 Power of Attorney dated as of November 20, 2001, delivered by Goldman Sachs Capital Koryo, L.P.*

Exhibit 7 Power of Attorney, dated as of November 20, 2001, delivered by Goldman Sachs Capital Koryo Gen Par, L.L.C.*

Exhibit 8 Power of Attorney, dated as of November 20, 2001, delivered by Goldman Sachs Capital Chosun Ltd.*

Exhibit 9 Power of Attorney, dated as of November 20, 2001, delivered by Goldman Sachs Capital Shilla Ltd.*

Exhibit 10 Underwriting Agreement, dated as of June 18, 2001, by and among Kookmin Bank, Goldman Sachs
                                 (Asia) L.L.C., as representative of the
                                 Underwriters named therein, and Goldman Sachs Capital Chosun, Ltd.**


* Previously filed as an exhibit to the Statement on Schedule 13D of The Goldman Sachs Group, Inc., Goldman Sachs (Asia) L.L.C., Goldman Sachs Capital Koryo Gen Par, L.L.C., Goldman Sachs Capital Koryo, L.P., Goldman Sachs Capital Chosun Ltd., and Goldman Sachs Capital Shilla Ltd., dated November 14, 2001, relating to the common stock, par value Korean Won 5,000 per share, of Kookmin Bank, a Republic of Korea corporation.

** Previously filed as an exhibit to the Registration Statement on Form F-1 of Kookmin Bank, dated June 4, 2002, as amended by Amendment No. 1, dated June 18, 2002, relating to the common stock, par value Korean Won 5,000 per share, of Kookmin Bank, a Republic of Korea corporation.

SCHEDULE I

                  The name of each director of The Goldman Sachs Group, Inc. is set forth below.

                  The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

                  Each director listed below is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

             Name                           Present Principal Occupation

Henry M. Paulson, Jr.            Chairman and Chief Executive Officer of The
                                   Goldman Sachs Group, Inc.
Robert J. Hurst                  Vice Chairman of The Goldman Sachs Group, Inc.
John A. Thain                    President and Co-Chief Operating Officer of The
                                   Goldman Sachs Group, Inc.
John L. Thornton                 President and Co-Chief Operating Officer of The
                                   Goldman Sachs Group, Inc.
Lord Browne of Madingley         Group Chief Executive of BP Amoco plc
James A. Johnson                 Chairman and Chief Executive Officer of Johnson
                                   Capital Partners
John H. Bryan                    Chairman of Sara Lee Corporation
Ruth J. Simmons                  President of Brown University
Margaret C. Whitman              President and Chief Executive Officer of eBay
                                   Inc.
Morris Chang                     Chairman of Taiwan Semiconductor Manufacturing
                                   Company Ltd.
Stephen Friedman                 Senior Principal of MMC Capital

                                   SCHEDULE II

                  The name of each director of Goldman Sachs (Asia) L.L.C. is set forth below.

                  The business address for each director listed below is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong, People's Republic of China, except as follows: The business address of Syed K. Ahmed is 85 Broad Street, New York, NY 10004. The business address of David K. Chang is Hung Kuo Building, 11th Floor, 207 Tun Hua South Road, Sec. 2, Taipei, Taiwan. The business address of Chan-Keun Lee and Jinsuk T. Oh is 21st Floor, HungKuk Life Insurance Building, 226 Shin Mun Ro 1Ga, Chong Ro-Gu, Seoul, Korea.

                  Each director listed below is a United States citizen except as follows. Syed H. Ahmed is a citizen of Pakistan. David K. Chang is a citizen of Taiwan. Richard J. Gnodde is a citizen of both Ireland and South Africa. Ian Mukherjee is a citizen of the United Kingdom. Chan-Keun Lee and Jinsuk T. Oh are citizens of South Korea.

                  The present principal occupation or employment of each of the listed persons is set forth below.

Name                     Present Principal Occupation
----                     ----------------------------
Syed H. Ahmed            Managing Director of Goldman, Sachs & Co.
Michael J. Carr          Managing Director of Goldman Sachs (Asia) L.L.C.
David K. Chang           Managing Director of Goldman Sachs (Asia) L.L.C.
Richard J. Gnodde        Managing Director of Goldman Sachs (Asia) L.L.C.
Douglas S. Grip          Managing Director of Goldman Sachs (Asia) L.L.C.
Chan-Keun Lee            Managing Director of Goldman Sachs (Asia) L.L.C.
Theresa E. MacCabe       Managing Director of Goldman Sachs (Asia) L.L.C.
Ian Mukherjee            Managing Director of Goldman Sachs (Asia) L.L.C.
Junsuk T. Oh             Managing Director of Goldman Sachs (Asia) L.L.C.
Paul M. Russo            Managing Director of Goldman Sachs (Asia) L.L.C.
David M. Weil            Managing Director of Goldman Sachs (Asia) L.L.C.

                                  SCHEDULE III

                  The name, position and present principal occupation of each director and executive officer of Goldman Sachs Capital Koryo Gen Par, L.L.C., the sole general partner of Goldman Sachs Capital Koryo, L.P., are set forth below.

                  The business address for all directors and/or executive officers listed below is 85 Broad Street, New York, New York 10004.

                  All directors and/or executive officers listed below are United States citizens.

Name                       Position                  Present Principal Occupation
----                       --------                  ----------------------------
Richard A. Friedman        Director/President        Managing Director of Goldman, Sachs & Co.
Katherine B. Enquist       Vice President/           Vice President of Goldman, Sachs & Co.
                           Secretary
Joseph H. Gleberman        Vice President            Managing Director of Goldman, Sachs & Co.
John E. Bowman             Vice President/           Vice President of Goldman, Sachs & Co.
                           Treasurer
David J. Greenwald         Assistant Secretary       Managing Director of Goldman, Sachs & Co.
James B. McHugh            Assistant Secretary       Vice President of Goldman, Sachs & Co.
Beverly L. O'Toole         Assistant Secretary       Vice President of Goldman, Sachs & Co.
Patrick E. Mulvihill       Assistant Treasurer       Managing Director of Goldman, Sachs & Co.
Sarah G. Smith             Assistant Treasurer       Managing Director of Goldman, Sachs & Co.


                                   SCHEDULE IV

                  The name, position and present principal occupation of each director and executive officer of each of Goldman Sachs Capital Chosun Ltd. are set forth below.

                  The business address for all the executive officers listed below except Mathew Willie and Lilian Chau is 85 Broad Street, New York, New York 10004. The business address for Mathew Willie and Lilian Chau is c/o Shearn Skinner Trust Company Sdn Bhd, Lot 2&3, Level 3, Wisma Lazenda, Jalan Komajuan, 87000 Federal Territory of Labuan, Malaysia.

                  All directors and/or executive officers listed below are United States citizens except for Mathew Willie and Lilian Chau, who are citizens of Malaysia.

Name                      Position                  Present Principal Occupation
----                      --------                  ----------------------------
Mathew Willie             Director                  Counsel for Shearn Skinner Trust Company
Richard A. Friedman       Director                  Managing Director of Goldman, Sachs & Co.
Lilian Chau               Secretary                 Trust Manager of Shearn Skinner Trust
                                                      Company
David J. Greenwald        Assistant Secretary       Managing Director of Goldman, Sachs & Co.
James B. McHugh           Assistant Secretary       Vice President of Goldman, Sachs & Co.
John E. Bowman            Vice President            Vice President of Goldman, Sachs & Co.
Katherine B. Enquist      Vice President/           Vice President of Goldman, Sachs & Co.
                          Secretary

                                   SCHEDULE V

                  The name, position and present principal occupation of each director and executive officer of each of Goldman Sachs Capital Shilla Ltd. are set forth below.

                  The business address for all the executive officers listed below except Mathew Willie and Lilian Chau is 85 Broad Street, New York, New York 10004. The business address for Mathew Willie and Lilian Chau is c/o Shearn Skinner Trust Company Sdn Bhd, Lot 2&3, Level 3, Wisma Lazenda, Jalan Komajuan, 87000 Federal Territory of Labuan, Malaysia.

                  All directors and/or executive officers listed below are United States citizens except for Mathew Willie and Lilian Chau, who are citizens of Malaysia.

Name                        Position                  Present Principal Occupation
----                        --------                  ----------------------------
Mathew Willie               Director                  Counsel for Shearn Skinner Trust Company
Richard A. Friedman         Director                  Managing Director of Goldman, Sachs & Co.
Lilian Chau                 Secretary                 Trust Manager of Shearn Skinner Trust
                                                        Company
David J. Greenwald          Assistant Secretary       Managing Director of Goldman, Sachs & Co.
James B. McHugh             Assistant Secretary       Vice President of Goldman, Sachs & Co.
John E. Bowman              Vice President            Vice President of Goldman, Sachs & Co.
Katherine B. Enquist        Vice President/           Vice President of Goldman, Sachs & Co.
                            Secretary

                                   SCHEDULE VI

                          Transactions in Common Stock
                          ----------------------------

    Shares Purchased         Shares Sold     Price per Share            Trade Date          Settlement Date
    ----------------         -----------     ---------------            ----------           ---------------
                                             (in Korean Won)
                                    1.00           60,000.00              6/5/2002               6/10/2002
                                7,590.00           59,332.94              6/7/2002               6/11/2002

                   Transactions in American Depositary Shares
                   ------------------------------------------

   Shares Purchased          Shares Sold      Price per Share          Trade Date           Settlement Date
   ----------------          -----------      ---------------          ----------           ---------------
                                               in US Dollars

                           13,200,000.00              46.44              6/18/2002               6/21/2002
                                2,000.00              48.51              6/20/2002               6/25/2002
                                2,000.00              48.60              6/20/2002               6/25/2002
              4,000.00                                48.71              6/20/2002               6/25/2002